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Smart speakers for your entire home. No smartphone or computer needed.

Como Audio designs, manufactures, and sells smart speakers. All our speakers prioritize high-quality sound, beautiful design, and multi-room capabilities. Como is my 3rd company in this industry: I spent the last 40 years pushing boundaries in consumer audio electronics as CEO, Founder, and Designer at Tivoli Audio (acq. 2015) and Cambridge SoundWorks (acq. 2000). When I sold Tivoli, we did over $40M in annual sales. In the 2 years since we started shipping product at Como, we've sold over $4M.



Thomas DeVesto
Como Audio Founder/Designer
Audio Hall of Fame Designer. Founder/CEO of Cambridge Soundworks and Tivoli Audio (both acq.).


Tom in his design studio.

$ 300 min

Invest

REMIND ME

What you are investing in

Buy Stock

$10M pre-money valuation

$2.50 per share
Preferred Stock
$100K+ pro rata right threshold

If you invest, you're betting Como Audio will be worth more than $10M in the future.

Earning a return
Learn more about equity fundraises

Investor perks

$500+
25% off of one Como Audio purchase made in 2019 (not for re-sale)

$1,000+
30% off of one Como Audio purchase made in 2019 (not for re-sale)

$5,000+
40% off of one Como Audio purchase made in 2019 (not for re-sale)

see less

lifestyle | music | mobile | b2c | entertainment | technology | hardware



Why you may want to invest

1. Nearly $2M in sales last year.
2. 330+ dealers and retailers in 25 countries.
3. 1.5+M in paid-up inventory worldwide.
4. 50% YoY growth in smart speaker market from 2017-2018.
5. Raised almost $500,000 on Kickstarter from 1,500+ backers.
6. Delivered Kickstarter rewards early.
7. For all four products, average Amazon review is 4.2 out of 5 stars.

Our Ambition

Music is my lifeblood. My entire professional life, in all the companies I've founded and sold, I've pursued a single goal: delivering music the way the artist created it, in your home. At Como Audio, we aim to provide the highest-quality listening experience so music enthusiasts like myself can easily listen to the world's great music from a single device. And smart speakers are the future: in the last year alone, the market grew 50%, from $2B in sales to $3B.

Como-Audio_Investor_Deck.pdf

comoaudio.com

Boston, Massachusetts

Why I Like Como Audio

Investing in Como Audio is an opportunity to back Tom DeVesto who has a long and successful career designing, producing and marketing high quality, attractive and easy to use products. The current product line addresses today's needs of both terrestrial radio and audio as well as the many options available through the internet packaged in classic form which has great appeal to

sophisticated consumers.



Michael F. Cronin

INVESTOR IN COMO AUDIO. FOUNDER AND MANAGING PARTNER AT WESTON PRESIDIO, VENTURE CAPITAL & PRIVATE EQUITY FIRM.

THE BUZZ ABOUT COMO AUDIO

The digital audio product world grows ever more complex, making it hard for consumers to get the most from their highly technical gear. Enter Tom DeVesto, an industry icon who specializes in making complex products simple to use, wonderful to hear and beautiful to look at. The founder of Cambridge Sound Works and world renowned Tivoli Radio has done it again with Como Audio. Como Audio has an experienced team, leading edge digital technology, sounds and looks great and most importantly it's easy to use. Investing in successful entrepreneurs with deep understanding for their markets just makes sense.



Tom Jacoby

Investor in Como Audio. Former CEO Harman Consumer Group, former Vice Chairman Klipsch Group Inc and Currently Chairman Wave AVAD Distribution Group

I have known Tom DeVesto for nearly 20 years as my company has supplied his companies (Tivoli and then COMO) with audio chips and modules to power his digital audio devices. Tom is a highly effective business leader. He is great at building brands, delivering high quality products on time and to budget, and is consistently successful at developing cost-effective routes to market. Voice-enabled smart speakers are a high growth sector, driven by the rapid consumer adoption of Google and Amazon's voice platforms. Due to Tom's emphasis on quality, brand and product differentiation, COMO is ideally placed to create a credible and defensible position in this market.



Anthony Sethill

Chief Executive Officer, Frontier Smart Technologies

If you're looking for a high-quality streaming music system with sharp, rich sound, the well-designed Duetto is worth a close look.



Paul Restuccia

Writer for Boston Herald

Timeless teak woodgrain and aluminum knobs make the Como Audio Amico one of the best looking portable speakers around, while audio legend Tom DeVesto's engineering ensures it's among the best sounding.



Jesse Will

Writer for Rolling Stone

High end stereo sound from a boom-box sized stereo. Couldn't be happier with the sound quality and I am a lifetime musician. The features are top notch...

P.K.

Customer and Musician

The great sounding Como Audio Solo has built in WiFi and streams stations from all over the world. That means reggae from France and pop from Nigeria are just a preset away.



Rolling Stone

This lovingly crafted speaker is all kinds of music to our ears... This player truly offers the best of yesterday and today, harking back to the golden age of high-end, ultra-compact stereo systems while also paying heed to our current passions for streaming music from all-you-can-eat online services, Bluetooth-enabled smartphones and tablets, and NAS boxes.



Jonathan Takiff

Veteran tech and entertainment writer

I cannot recommend Como Audio's new SpeakEasy wireless music system enough... It is a beautifully designed wood-cased audio device, featuring room-filling deluxe stereo sound quality.



Anne Raso

Veteran Journalist/Editor

The sound quality of the Como Audio Musica is excellent and beyond my expectations. The unit itself is very attractive in piano white... I was looking for a unit that is up to date but also able to play my old CD's, and this unit has it all... I highly recommend this product.

Edward

Customer

If you dig deeper into the man Tom Devesto, you will soon discover that you are dealing with an icon from the audio world.

Hifi Video Test

[Como Audio] combines amazing hifi sound and superb Italian-designed cabinetry.

Financial Times

"You'll be hard-pressed to find a compact music system that's as versatile or sounds as good as the Duetto or Solo from Como Audio.

Sound & Vision


Forbes

Amico By Como Audio Review: Portable Wireless Speaker Features Modern Tech, Retro Design Touches

Como Audio is a Boston-based company led by Tom Devesto, the founder of Tivoli Audio and co-founder of Cambridge SoundWorks. Given that pedigree, you would expect Como Audio to produce some pretty compelling sound

March 18, 2019 @ forbes.com

DEALERSCOPE

CE Week 2018 Best in Show Awards - Dealerscope

Each year, the Dealerscope editors take the opportunity to highlight the products that stand out at CE Week. Similar to previous years, the Dealerscope editors went through and rated each product on a scale of 1 to 10. Those scores

February 12, 2019 @ dealerscope.com


WIRED

Como Audio's Clock Radio Is a Retro-Styled but Futuristic Bedside Wonder

When I was a young pup, I spent my first income tax refund on a pair of Cambridge SoundWorks bookshelf speakers. Those were my only speakers for more than ten years; they moved with me to six different cities.

February 12, 2019 @ wired.com


GEAR HUNGRY

Como Audio Solo - Gearhungry

The Como Audio has the looks that will bring you to a long-gone era where music-playing appliances came in wooden boxy configurations complete with a rectangular handle and a retractable antenna to get the best possible reception.

February 12, 2019 @ gearhungry.com


RollingStone

The Do-It-All Radio

Music, Film, TV and Political News Coverage

February 12, 2019 @ rollingstone.com


DEPARTURES

The Best High-End Audio Gear to Buy Now

Occasionally a moment arrives when you hear something in a familiar piece of music that you never knew was there. It might be a background vocal or a string instrument; suddenly, the song sounds brand-new, containing nuances never

February 12, 2019 @ departures.com


issuu

The Knot Spring 2017

Issuu is a digital publishing platform that makes it simple to publish magazines, catalogs, newspapers, books, and more online. Easily share your publications and get them in front of Issuu's millions of monthly readers.

February 12, 2019 @ issuu.com


RollingStone

Portable Beats

Music, Film, TV and Political News Coverage

February 12, 2019 @ rollingstone.com


THE BUSINESS JOURNALS

Boston tech companies tout AI, apps, AR, audio and more at CES - Boston Business Journal

Boston tech companies have been out in force at the Consumer Electronics Show in Las Vegas this week demonstrating offerings that run the gamut from robotic toys using artificial intelligence to traditional audio to health and fitness

February 12, 2019 @ bizjournals.com


blessthisstuff

Como Audio Hi-Fi

The Learn more from Como Audio Hi-Fi is able to reach that difficult balance between a cool, vintage, uncomplicated look with the latest state-of-the-art audio quality and streaming capabilities. You can get it in Solo or Duetto version,

February 12, 2019 @ blessthisstuff.com


NEW ATLAS

Como Audio frees streaming audio from smartphones with Solo and Duetto systems

As Spotify, Tidal and Apple Music continue to grow in audience and influence, the way we listen to our music is becoming inextricably linked to our smartphones and computers. Como Audio, founded by Tivoli Audio founder Tom

February 12, 2019 @ newatlas.com


DAILY BEAST

The Best Looking Speakers That Look As Good As They Sound

SOUND AND BEAUTY Traditional speakers have never been the most elegant looking things. Here are some unique, great-sounding alternatives for your house. Traditional speakers have never been the most elegant looking things.

January 28, 2019 @ thedailybeast.com


INVESTORPLACE

10 High-Tech Gifts for Less Than $500

High-tech gifts can be pricey and it can also be tough to figure out what's actually gift-worthy with so many products to choose from. We've got you covered on both counts with this edition of our 2018 holiday gift guide: 10 high-

December 10, 2018 @ investorplace.com


YAHOO! FINANCE

10 High-Tech Gifts for Less Than $500

Wireless earbuds have been a big thing this year, with Apple's (NASDAQ:AAPL) AirPods leading the way. Jaybird's Tarah earbuds made our list of gifts under $100, but for $60 more ($159.99) the Tarah Pros are easily one of the all-round

December 10, 2018 @ finance.yahoo.com


SOUND &VISION

2018 Holiday Gift Guide, Part 2

How are you making out with your holiday shopping? Ready for a few more gift ideas? In this second installment of our 2018 Holiday Gift Guide series, we present some of the gift suggestions that have hit our inboxes over the past

December 4, 2018 @ soundandvision.com


WCVB 5

Cutting Edge: Pairing modern features with great sound quality

Hide Transcript Show Transcript WEBVTT MADE IT POSSIBLE. AND IN TONIGHT'S CUTTING EDGE, MIKE WANKUM SHOWS US HOW THEY'RE PUTTING A TWIST ON IT. AND EVEN DIGGING INTO THE PAST. ♪ >> ALEXA,

December 1, 2018 @ wcvb.com

The Seattle Times

Tech gifts: Top electronics and gadgets for your favorite techies | Produced by Advertising Publications

High-tech devices and fun gadgets for everyone on your Christmas list. Share story Top tech gifts for the 2018 holiday season: Onewheel +XR Part commuting option, part pure fun, the latest California-made Onewheel is an electric cruiser
November 14, 2018 @ seattletimes.com

new|theory

Add Rays of Sunshine to Every Room Using These Speaker Systems

They say a day without music is like a day without sunshine.Ttrue! In fact, thanks to the folks from Como Audio and BenQ, every room in your house can bask in the sun's rays and you can take them with you.
October 17, 2018 @ newtheory.com

Daily Mail

Rob Waugh: The Como Audio Musica proves the CD ain't dead yet

Como Audio Musica £649, comoaudio.co.uk For a music format that's supposed to be in terminal decline and about as relevant as reel-to-reel tape recorders, CDs are looking remarkably sprightly. The discs still sell in the millions every year
September 29, 2018 @ dailymail.co.uk

GESSATO

Introducing Como Audio

Based in Boston, Massachusetts, Como Audio was founded by Tom DeVesto, a leading figure in the audio industry. The company aims to provide high-quality, beautifully designed, and long lasting audio products that combine high
August 31, 2018 @ gessato.com



Como Audio Musica review: This lovingly crafted speaker is all kinds of music to our ears

Como Audio should borrow a popular tagline of "Solid Gold" radio stations to describe its top-of-the-line music box, the Musica. This player truly offers the best of yesterday and today, harking back to the golden age of high-end, ultra-
August 23, 2018 @ techhive.com



How indie audio companies are pulling out all the stops to compete against Amazon, Apple

Whether its an established brand or a start-up, independent makers of headphones and speakers have a big challenge pushing their products in a crowded marketplace. Major tech companies like Apple and Amazon can
July 28, 2018 @ cnbc.com



Como Audio Amico review: This wireless music-streaming speaker can go where you go

Amico means "friend" in Italian; also "little buddy." The term is often applied to puppies, but I found it appropriate for this well-crafted speaker from Como Audio that's been trailing me in and around the house for the last few weeks.
July 26, 2018 @ techhive.com



All The Summer Party Essentials You Need

Summer is all about enjoying the outdoors. To help with your under-the-sun-or-stars soirees we rounded up the best party essentials. Just don't forget to safeguard yourself from mosquitos and the sun.
May 31, 2018 @ marthastewart.com



Como Audio Debuts SpeakEasy Wi-Fi Music System, Streaming Turntable | Digital Trends

Como Audio has announced a new streaming Wi-Fi multiroom wireless music system called the SpeakEasy. To make sure you can play your entire music collection through the SpeakEasy, the company is also debuting its first
May 9, 2018 @ digitaltrends.com



The Best Mother's Day Gift for Every Type of Mom

View as slideshow Whether she loves wine, mornings, coffee, the great outdoors, or all of the above, there's a perfect gift for your number one mama. If your mom likes nothing more than waking up slowly and luxuriating in the early hours of
May 4, 2018 @ rd.com



This retro-looking speaker has Google Assistant built in

Como Audio appeared two years ago and immediately began building out a line of retro-looking speakers with modern tech inside them. They included screens, Bluetooth, and even streaming services like Spotify. But they haven't included
May 1, 2018 @ theverge.com



Executive Profile: Tom DeVesto makes music for his ears - Boston Business Journal

Title: CEO, founder of Como Audio Age: 70 Education: Western Carolina University Residence: South End and Cape Cod Professional Challenge: "Becoming an established, well-respected brand people go to because they like
March 1, 2018 @ bizjournals.com



The Ultimate Holiday Gift Guide for the Audiophile

Listen Up! Headphones are the big gift this holiday season. How do you know I know? My teenager tells me. The free ear buds that come with your new iPhone just aren't going to cut it this year.
November 29, 2017 @ huffingtonpost.com



Como Audio Duetto Review: Sometimes It's Good to Go Retro

Accessories Is the Como Audio Duetto for you? When it comes to technology products, we're always looking towards the next big thing. Sometimes, however, the best products are the ones that combine yesterday's style with current
June 28, 2017 @ appadvice.com



12 ESSENTIALS FOR OUTDOOR SUMMER ENTERTAINING

With Fourth of July quickly approaching, we are well into the throes of BBQ season. As we ring in America's birthday, one of our favorite summertime traditions is the old fashioned BBQ. Here are some of our favorite items to throw
June 23, 2017 @ resident.com



With Como Audio, Tom DeVesto Just Keeps on Innovating

Como Audio released its first two products, multi-room "smart speakers" Solo and Duetto. In a new Kickstarter campaign, the company is raising money for its latest products, Amico and Musica. Zach Winn interviewed Tom DeVesto, Como's
June 11, 2017 @ venturefizz.com



New Wi-Fi Speakers From Como Audio: Multi-Room Musica & Battery-Powered Amico

Como Audio is growing its line of home audio solutions with the addition of a portable speaker and a multi-room CD player, both Wi-Fi enabled. The Musica multi-room player features both Wi-Fi streaming and a slot-loading CD player,

May 10, 2017 @ twice.com



Como Audio Duetto radio review: Retro done right

One could easily mistake the Como Audio Duetto as a vestige of the Rat Pack era. The half-inch walls of its cabinet are sheathed in a furniture-quality wood veneer rarely seen these days. There are six radio preset push buttons above the

March 7, 2017 @ techhive.com



DeVesto's latest ideal for streaming

The latest product by local audio legend Tom DeVesto - founder of Cambridge SoundWorks and Tivoli Audio - has hit the market after the well-known speaker builder raised funds for the project through a Kickstarter campaign.His new

November 25, 2016 @ bostonherald.com



Como Audio's cool multitasking new music player

There are two ways of looking at the Duetto, one of the superb new music players from Como Audio, the Boston company set up by electronics pioneer Tom DeVesto after he sold his radio business Tivoli Audio last year.

October 15, 2016 @ howtospendit.ft.com



This upstart company asked for only $50,000 for new speakers but broke the bank

The estimated $10 billion global market for wireless audio devices is as popular as it's ever been - a fact an upstart audio company discovered after it set out to raise $50,000 for two new products but got more than five times the amount.

July 30, 2016 @ cnbc.com

Como Audio is Building the Future of Smart Speakers

Our smart speakers support a modern music listener's desires – high-fidelity sound, multi-room capabilities, portability – with the design and control aesthetics of old-fashioned stereos. All speakers are easy to use and can be controlled directly from the device – no phone required.

Our Current Products



Unlock a world of musical entertainment with our original product: Solo. Tune into countless sources including FM and Internet radio, Spotify, and Bluetooth.



Duetto: all the streaming features and connectivity of the Solo, joined with true stereo sound.



Maximize your choices with the Musica! All the features you love, plus CD, ethernet connection, and premium streaming options.



Meet the Amico, our complete portable music system. Our customers asked for a portable version. We listened and acted.

Upcoming Projects



15:06
Ok Google, play my Favorite Jazz playlist.
Alright. Playing your playlist called Favorite Jazz now.

SpeakEasy, a portable music system with Google Assistant built-in.



Como Audio Turntable with wireless Bluetooth streaming and integrated analog pre-amp.



Tom DeVesto writes about audio technology for music legend Neil Young's NWA-Times-Contrarian, a part of the great new Neil Young

Archive website.

Annual Sales: Nearly $2M in Sales Last Year



$3.0M
$2.0M
$1.5M
$0.5M
0
2016
2017
2018
2019 (proj.)
Kickstarter Sales
Conventional Sales
New product (proj.)

2019 numbers are projections and cannot be guaranteed.

Other Metrics



~$4.4M
Total sales in 2.5 years
16,000+
Total items sold
48%
Average gross profit margin
3-day shipping
To most consumers in USA and Europe
330
Distributors worldwide
25
Countries

How We're Better Than the Competition



	Color Display	Bluetooth	Integrated Internet Radio	FM Radio	USB Charger	Preset buttons	Infrared Remote Control	Adjustable Bass & Treble	Real Wood Cabinet	CD	Digital Optical Input	Two-Way Design	Warranty	Retail Price
Como Audio Musica	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	Two Years	$599
Sonos Play 5	✗	✗	✗	✗	✗	✗	✗	✓	✗	✗	✗	✓	One Year	$499
Bose Wave Soundtouch IV	✗	✓	✗	✓	✗	✗	✓	✗	✗	✓	✗	✗	One Year	$599

Click image to enlarge.

Led by Legendary Audio Designer and Three-time Founder Tom DeVesto

Videos: Tom receives the 2017 Small Business Executive of the Year Award, and a profile from WCVB's News Channel 5 Chronical



Tom has spent the last 40+ years in the consumer audio electronics space as a CEO, Founder, and Designer. He helped build the legendary consumer electronics company Kloss Video, alongside Henry Kloss. After that, they continued their collaboration in founding Cambridge SoundWorks, which was acquired in 2000. Then, Tom founded Tivoli Audio, which he sold in 2016. Along the way, Tom was inducted to the Audio Hall of Fame and received the Innovation Executive of the Year Award from the Consumer Electronics Association.

With Como Audio, his goal is to make high-quality products that are simple to operate with distinctive, beautiful design. All



his products support the latest technologies so they don't become obsolete.

Take a tour of our home office with this segment on Como Audio from WCVB News Channel 5.

Tom spoke to WCVB's Mike Wankum about how much the company has grown in the past two years. It was also an opportunity to show off our more recent music systems, including Amico and Musica, as well as upcoming projects such as our Bluetooth-enabled turntable. "It's got great sound coming out of such a little box," Mike Wankum remarks at the end of the segment, a compliment we've heard from many customers.

Tom DeVesto: "I've realized I still have this passion to bring music to people in efficient ways, in ways that they find enjoyable and that last for a long time, so I keep doing it."


CUTTING
EDGE
#WCVB

How it All Started: Tom's First Company in the '70s


SOUND by the BRIDG


ADVENT


THE BRIDGE SOUND

What's Next: Expanding Our Line

If we raise between $100K and $1M, we'll be able to bring two new products to market:

The first is **Speakeasy**, made in partnership with Google, with the Google Assistant built-in. We are one of the few companies in the world with a license to create this type of product (the others are giants such as Sony). Just by uttering "Okay, Google," followed by a command, you can play music, control compatible devices (lighting, thermostats, etc.) around the home, set an alarm, and much more. Link your existing Spotify, Pandora, iHeart Radio, and other compatible premium streaming accounts and access them all by voice control. Unlike many voice assistant products, SpeakEasy is engineered specifically to sound great with music.

The second is a wireless **Turntable**.

Utilizing a low-noise motor and ultra-precision frequency generator, this precision belt-driven turntable provides speed stability without adding vibration. The arm's unique design will allow immediate playback, eliminating the need to adjust a counterweight or anti-skating, while still providing superb sound quality. Wireless connection to our music systems via Bluetooth will be available, as well as a wired option using an included audio cable. The turntable will be offered in walnut and hickory real-wood veneers and multi-layer, high-gloss piano black and white finishes to complement our music systems, and come with a removeable dust cover and black Como Audio slip mat.

Founder



Thomas DeVesto

Como Audio

Founder/Designer

Audio Hall of Fame Designer. Founder/CEO of Cambridge Soundworks and Tivoli Audio (both acq.).

AND THE REST OF THE TEAM



Bob Brown

Director

Experienced Founder & Exec skilled in Financial Management, Restructuring, Market Dev.(contractor)



Peter Skiera

VP of Product Development

20+ years in audio including Cambridge SoundWorks, B&W/Rotel, and as Senior PM at Tivoli Audio.



Duncan Pool

International Marketing Director

14+ years experience in audio business. Formerly in same role at Tivoli Audio. (contractor)



Angela Hahn

Treasurer

Graduate of Princeton University with decades of small business experience.



Ilaria Marelli



Pj Vecchiarelli



Ben Merberg



Paolo Cavadini

Designer
Won prestigious Donna Milano Award. Professor at Como University and Milan Polytechnic Institute.



Digital and Social Media Strategist
Skilled in Marketing, Social Media, Event Management, Publicity Tours, Media Strategy

Sales Manager
5+ years in Sales & Customer Relations Industry.

International Sales Manager
10+ years in consumer electronics marketplace specializing in EU, Middle East, Asia. (contractor)



Nico Petrella
Account Executive
25 years in sales management in Europe and USA.

Interview

Wefunder interviewed Tom Devesto on February 19, 2019.

– COLLAPSE ALL

WF: What is Como Audio?

DEVESTO: Como Audio is all about letting you access all of your music from one device with the press of a button. It was named after Lake Como in Italy where I live part-time. We developed it with the idea in mind that not only should the device sound good but should be something that looks nice and is able to stand the test of time.

WF: What problem are you solving?

DEVESTO: When streaming services took over, a lot of people stopped paying attention to sound quality. You listened through your earbuds, your laptop, your smartphone. Or you connected to a music player through Bluetooth and everything sounded a little better — as long as you stayed within 30 feet, and Mom didn't call. We created Como Audio products so you can listen without computers or smartphones. Just walk up to it and press play for high-fidelity music.

WF: How big is this market?

DEVESTO: Many consumers are gravitating towards smart speakers. In 2017, a total of 27.2 million units were sold worldwide, about $2B in total revenue across all companies. In 2018, the market grew to 34.9 million units sold (a 28% increase) and $3B in revenue (a 50% increase). Last year, 86.2 million smart speakers shipped worldwide. In Q4 2018, smart speaker shipments rose 95% year over year. It's estimated that 60 million households worldwide currently own at least one smart speaker. By 2023, there are expected to be 8 billion voice assistants in use.

WF: You've led 3 other audio electronics companies to success before. Why is Como Audio the right move for you personally?

DEVESTO: I wanted to remain active in the audio business but I didn't want to resurrect what I had done at my previous companies. I saw a gap in the marketplace for an easy to use, elegant looking music system that supported various music content delivery sources. I also had access to some of the very talented people who had worked with me at Tivoli and who had since been let go. The time was right, the resources were there, and I knew I could design something special.

WF: Who are your competitors? Why are you better?

DEVESTO: Our products really do go against the current grain. I really tried to make a product that looked different. I paid attention to detail – everything needs to fit and look right. The cost is affordable and very high quality. You can use these anywhere in your house without an app or computer; anyone can walk up to it, press a button, and listen to music. Sonos remains the biggest and best-known competitor for us and everyone else. Their products have more of an industrial look. Some people like that. I went with a more traditional, somewhat "vintage" design. I used wood which not only looks nice, it makes for a better speaker enclosure. Our models have a display so you can see what you're doing and what's playing. We also have actual knobs and push buttons so you can access features easily and get a nice tactile experience.

I call this "the guest bedroom test": Put a Sonos model in a guest bedroom and see how many people can figure out what to do with it, then try one of ours.

WF: How did Como Audio start?

DEVESTO: I started Como Audio on February 1, 2016. I saw that there was a huge move towards wireless and smart speakers. They were all complicated and required the use of a phone or an app. I thought I could design something that was beautiful to look at and easy to operate.

WF: How do you measure progress?

DEVESTO: Make sure everyone is clear on what the goal is, define the responsibility each person has, and be sure the goal is realistic. Set milestones or deliverables leading up to the goal and set reasonable

deadlines. Look back at previous goals and try to avoid running into the same roadblocks. And communicate with each other along the way.

WF: Tell me about your products. What's the experience like? What are their features? ^

DEVESTO: All our products have an old-fashioned aesthetic. Wood grain, metal knobs. It's a tactile and visual experience as much as it is auditory. Our line consists of four products, the Solo, Duetto, Musica, and Amico.

For features, all our products have multi-room capabilities, Internet radio, Spotify streaming, Bluetooth, FM radio, WiFi connectivity, alarm clock, remote control, Como Control App for the smartphone users, and of course, high-fidelity sound. Our Musica also comes with CD, Ethernet connectivity, and premium streaming options.

WF: And their prices? What are your margins? ^

DEVESTO: The speakers range from $299 to $649. Companion speakers range from $129 to $149. Across the board, our gross profit margins average 48%.

WF: What's your design philosophy? ^

DEVESTO: I think products should be designed to look like what they are. I like using real materials with metal, paint, and of course, wood.

WF: Where do you see Como Audio in five years? ^

DEVESTO: I see people hooking up high-quality audio systems to one of these millions of voice assistant products on the market. These assistants are a great way to access music, but they don't sound good. Our products will change that, in addition to being easy to use, and offering some unique features and designs.

WF: You have a long history in consumer audio electronics. What's your story? ^

DEVESTO: I've been building consumer audio electronics for decades. Millions of products I created are used around the world today.

Music has always been a part of my life. I went to school in the middle of the Smoky Mountains and opened up a store that sold tapes. It grew to a few stores. At the time, Henry Kloss developed the world's first acoustic loudspeaker. We were a dealer of those products. I sold those three stores and moved to Boston to work for Advent in Cambridge where Kloss and I made the world's first big screen TV. Kloss Video was brought public and then together we started Cambridge SoundWorks. We had about 60 stores, 30 in New England and 30 in San Francisco. The idea was to create a national chain with the company. We sold directly to consumers, which was a big innovation at the time. To my knowledge, we were also the first people to sell high-fidelity audio equipment over the internet. We sold Cambridge SoundWorks to Creative Technologies out of Singapore in 2000.

After Cambridge SoundWorks, I founded Tivoli Audio. I was CEO, Founder, and Head Designer there for 15 years, until we sold the company in 2015. When I left, Tivoli Audio did over $40 million in annual sales. One year later, I founded Como Audio.

WF: What have you learned in your 40+ year career as a CEO, Founder, and Designer of consumer electronics? ^

DEVESTO: Don't start it if you're willing to give up easily. Companies are a lot of work and almost nothing is a given.

WF: What's your endgame? ^

DEVESTO: I want to grow the company, but I'm not looking to make Como Audio into the biggest audio company on the planet. We need to focus on what we do better than the others in this overcrowded field...design elegant looking products with wood and aluminum materials, great hi-fi sound, ease of use, and superior customer support. The latter is as equally important as the former and many companies lose sight of that.



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RISKS

1 We operate in the fast-changing technology in the consumer electronics industry. Features in vogue change rapidly, and in order to remain competitive we need to be adaptive.

2 Our future success depends on the efforts of a small management team. The loss of services of the members of the management

team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining

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OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, use of funds, and more.

THE FUNDING PORTAL

Como Audio is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$300 min


INVEST

Can I change my mind and get a refund?

How is Wefunder compensated?

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